UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70251

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brex Treasury LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12832 S. Frontrunner Blvd
(No. and Street)

Draper	UT	84020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin Moore	(913) 593-9475	kevin@brex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

560 Mission St. #1600	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Kevin Moore, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brex Treasury LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Financial Officer

[signature]
Notary Public

See Attached CA Notarial Language for Public Notary: Srira Zadmehran Commission # 2330328

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*







GOLDEN GATE
NOTARY & APOSTILLE

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF San Francisco

Subscribed and sworn to (or affirmed) before me on this 1st (*Date*) day of March (*Month*), 2023 (*Year*)

by Kevin Moore

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]
Signature of Notary Public

SRIRA ZADMEHRAN
COMM. #2330328
Notary Public - California
Los Angeles County
My Comm. Expires July 12, 2024
NRO1

Seal
Place Notary Seal Above

-- **OPTIONAL** --

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Reports Form X-17A-5 part III

Document Date: March 1st, 2023

Number of Pages: 2

Signer(s) Other Than Named Above: ______

Golden Gate Mobile Notary & Apostille

PO Box 717, San Francisco, CA 94104 | goldengatenotary.net | (415) 318-0163



BREX TREASURY LLC

Statement of Financial Condition

As of December 31, 2022

With Report of Independent Registered Public Accounting Firm

Table of Contents



Ernst & Young LLP
560 Mission Street
San Francisco, CA 94105

Tel: +1 415 894 8000
Fax: +1 415 894 8099
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of
Brex Treasury LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brex Treasury LLC (the Company) as of December 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2019.
March 1, 2023

BREX TREASURY LLC
Statement of Financial Condition
(in thousands)

As of December 31,		2022
ASSETS		
Cash and cash equivalents	$	43,447
Cash segregated under federal and other regulations		14,122
Receivables from customers		6,437
Accounts receivable		2,398
Due from affiliates, net		1,545
Other assets		3,693
Total assets	**$**	**71,642**
LIABILITIES		
Intercompany borrowings	$	25,629
Accrued expenses and other liabilities		6,474
Payable to customers		708
Accounts payable		214
Total liabilities		**33,025**
EQUITY		
Member's equity		38,617
Total equity		**38,617**
Total liabilities and equity	**$**	**71,642**

The accompanying footnotes are an integral part of this statement.

Notes to Statement of Financial Condition

1. **ORGANIZATION & OPERATIONS**

   Nature of Business

   Brex Treasury LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized as a Delaware limited liability company on November 1, 2018 and commenced operations as a broker dealer on August 16, 2019. The Company is 100% owned by Brex Inc. (the "Parent").

   The Company currently operates in one reportable operating segment and offers customers a business cash management account known as Brex Cash where customer deposits can be swept into a money market mutual fund or bank sweep account. The Company has a bank sweep program pursuant to SEC Rule 15c3-3 that allows customers to transfer Brex Cash funds to a program bank, thus providing Federal Deposit Insurance Corporation ("FDIC") protection on amounts up to $250,000 held at each program bank. Brex Cash also provides customers same-day liquidity for their deposits, allowing them to send and receive payments with no transaction fees while also earning yield on their money market mutual fund investments.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation

   The Statement of Financial Condition has been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). The significant accounting policies described below, together with other notes that follow, are an integral part of the Statement of Financial Condition.

   Use of Estimates

   The preparation of the Statement of Financial Condition and the related disclosures in conformity with GAAP require the Company to make judgments, assumptions, and estimates that affect the amounts reported in the Statement of Financial Condition and accompanying notes. The Company bases their estimates on historical experience and on various other factors they believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of certain assets and liabilities. These judgments, estimates, and assumptions are inherently subjective in nature; actual results may differ from these estimates and assumptions, and the differences could be material.

   Cash and Cash Equivalents

   The Company considers all liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market mutual funds and deposits with banks. The Company had $0.5 million in money market mutual funds as of December 31, 2022.

   Cash Segregated Under Federal and Other Regulations

   Cash segregated under federal and other regulations consists of cash holdings in bank accounts subject to regulatory withdrawal restrictions and cash segregated in a reserve account to satisfy requirements under Rule 15c3-3 of the SEC. The cash segregated under Rule 15c3-3 is held within a special reserve bank account for the exclusive benefit of customers.

   Fair Values Measurements

   Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

   The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into the following three levels:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

- Level 3: Unobservable inputs for the asset or liability, including situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Investments are transferred into or out of any level at their beginning period values.

As of December 31, 2022, the Company held securities consisting of money market mutual funds, which are valued at the closing price reported by the fund sponsor from an actively traded exchange and are categorized as Level 1 in the fair value hierarchy.

Payable to and Receivable from Customers and Non-Customers

In the normal course of business, customer deposits are swept to and from either a money market mutual fund or program bank. When customer deposits are received by the Company and have not been swept into the money market mutual fund or the program bank, those deposits are payable to customers until they are swept. When the Company receives redemption instructions from customers, the Company prepays the redemption amount prior to settlement of the redemption from the money market mutual fund or program bank. These prepayments are receivables from customers until the redemption is settled with the money market mutual fund or the program bank. Payable and receivable activity for customers that are affiliates of the Company are reflected as non-customers in the Statement of Financial Condition.

The Company utilizes an impairment model, known as the current expected credit loss ("CECL") model, in order to assess these credit losses that may exist within our receivables from customers. The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information. Receivables from customers are written off when there are insufficient funds in the money market mutual fund or bank sweep balances of the customer. These instances occur due to fraudulent transactions conducted by bad actors and the Company is unable to collect on the receivables as a result. As of December 31, 2022, expected credit losses on receivables from customers were immaterial.

3. **RELATED-PARTY TRANSACTIONS**

The amount of revenue earned from Parent may not be reflective of revenues that could have been earned on similar levels of activity with unaffiliated third parties. The amount of expenses allocated to us may not be reflective of expenses that would have been incurred by us if we used third party service providers.

Pursuant to an expense sharing agreement, the Company reimburses the Parent for employee compensation, benefits, and share-based payments as well as certain general administrative, operational, and occupancy services performed by the Parent on behalf of the Company. Under the same expense sharing agreement, the Parent pays certain direct expenses for services the Company performs on behalf of the Parent through a cost-plus intercompany agreement and in addition, reimburses the Company for indirect expenses. Net cash is settled with allocated expenses in accordance with the agreement. As of December 31, 2022, the Parent owed the Company $0.6 million which is included in the due from affiliate, net balance in the Statement of Financial Condition.

The due from affiliates, net balance on the Statement of Financial Condition also includes $1.0 million due from Brex Payments LLC ("Brex Payments"), a wholly owned subsidiary of the Parent. This balance represents funds drawn by Brex Payments in order to facilitate money transmission for mutual Brex customers.

The Company also borrows from the Parent to finance its operating activities from time to time under a $75.0 million line of credit at an interest rate of 5% per annum. As of December 31, 2022, the outstanding balance owed by the Company was $25.6 million with accrued interest payable of $0.1 million. These amounts are

included in intercompany borrowings and due from affiliate, net, respectively, in the Statement of Financial Condition.

4. **NET CAPITAL REQUIREMENT**

The Company is authorized to use the alternative standard for computing net capital under SEA Rule 15c3-1(a)(1)(ii). Under the alternative standard, the Company must maintain a minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. As of December 31, 2022, the Company's net capital was $34.1 million which was $33.9 million in excess of its required minimum net capital.

5. **COMMITMENTS & CONTINGENCIES**

Guarantees

Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company had no obligations under guarantee arrangements as of December 31, 2022.

Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations, warranties, and covenants that provide for indemnifications under certain circumstances. These include contracts with certain service providers, such as depository institutions. The Company's maximum exposure under these arrangements cannot be estimated. However, the Company believes that it is not probable it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

Contingencies

The Company is subject to various legal proceedings and claims that have arisen in the ordinary course of business and that have not been fully resolved. The outcome of litigation is inherently uncertain. In the opinion of management, there was not at least a reasonable possibility the Company may have incurred a material loss for asserted legal and other claims.

6. **SUBSEQUENT EVENTS**

The Company has evaluated events through March 1, 2023, the date that the Statement of Financial Condition was available to be issued and has determined that there were no subsequent events requiring adjustment or disclosure in the Statement of Financial Condition.